JFITS Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934

Report on Disclosure of Information of
JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD.

Japan Future Information Technology & Systems Co., Ltd.
(Translation of registrant's name into English)

2-1 Kinshi, 3-chome, Sumida-ku, Tokyo 130-6591, Japan
(Address of principal executive offices)

dlw 2/9

JFITS Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Japan Future Information Technology &
Systems Co., Ltd. (Registrant)

February 3, 2004

By: Shunsuke Takahara

Shunsuke Takahara
Managing Director

January 28, 2004

Financial Report for the Third Quarter Ended December 31, 2003 (Non-Consolidated)

Japan Future Information Technology & Systems Co., Ltd. (JFITS)

Listings: JASDAQ
Code: 4836
URL: http://www.jfits.co.jp/
Date of the Meeting of the Board of Directors to Settle Third Quarter Accounts: January 28,2004
The company has a policy of paying interim dividends.

1. Business Results for The Third Quarter of Fiscal Year 2004
(From April 1, 2003 to December 31, 2003)

(1) Results of Operations

(Figures are rounded to the nearest million yen)

	Net Sales	Change	Operating Income	Change	Ordinary Income	Change	Net Income	Change	Net Income per Share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Current Third Quarter	5,136	△25.0	(610)	-	(625)	-	(391)	-	(11,828.57)
Previous Third Quarter	6,847	△10.6	524	51.9	508	61.0	429	36.5	13,092.74
Fiscal Year 2003	10,300		746		723		1,019		30,764.11

Notes) 1. Equity in net income / (loss) of affiliates
Current Third Quarter ended Dec. 31, 2003: 119 million yen
Previous Third Quarter ended Dec. 31, 2002: (297) million yen
Fiscal year 2003: (348) million yen
2. Average number of shares outstanding during the Third Quarter
Current Third Quarter ended Dec. 31, 2003: 33,047 shares
Previous Third Quarter ended Dec. 31, 2002: 32,773 shares
Fiscal Year 2003: 32,824 shares
3. Change in accounting policies: None
4. Percentages for net sales, operating income, ordinary income and net income indicate changes from the corresponding period of the fiscal year 2003

(2) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Million yen	Million yen	%	Yen
Current Third Quarter	10,216	3,985	39.0	119,478.71
Previous Third Quarter	9,158	3,858	42.1	116,945.95
Fiscal Year 2003	10,091	4,394	43.5	132,973.21

Notes) 1. Number of shares outstanding at the end of the period
Current Third Quarter ended Dec. 31, 2003: 33,351 shares
Previous Third Quarter ended Dec. 31, 2002: 32,994 shares
Fiscal Year 2003: 32,975 shares
2. Number of treasury shares at the end of the period
Current Third Quarter ended Dec. 31, 2003: 165 shares
Previous Third Quarter ended Dec. 31, 2003: - shares
Fiscal Year 2003: 61 shares

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents, End of Year
	Million yen	Million yen	Million yen	Million yen
Current Third Quarter	287	(671)	(110)	2,958
Previous Third Quarter	324	(369)	133	2,301
Fiscal Year 2003	1,138	(513)	617	3,453

2. Business Results Forecast for the Fiscal Year 2004 (From April 1, 2003 to March 31, 2004)

	Net Sales	Ordinary Income	Net Income	Annual Dividends per Share	
				Year-end	
	Million yen	Million yen	Million yen	Yen	Yen
Full-year	8,000	(620)	(390)	—	—

Reference) Expected net income per share (full-year basis): (11,636.23) yen

(Note)

The estimates of business results are rendered in accordance with Japanese regulations. All these estimates are forward-looking statements based on a number of assumptions. Actual results may differ substantially depending on a number of factors including but not limited to economic trends, exchange rates and changes in information technology involving the Company's systems.

※This financial report is solely a translation of summary of Japanese "*Shihannki kessan Tanshin*(including attachments)", which has been prepared in accordance with accounting principles and practices generally accepted in Japan, for the convenience of readers who prefer English Translation.

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheets

Financial Report for the Third Quarter Ended December 31, 2002 and 2003

	Million of yen	
	Fiscal 2003 3rd Quarter (As of Dec 31,2002)	Fiscal 2004 3rd Quarter (As of Dec 31,2003)
Assets		
Current assets:		
Cash on hand and at banks	¥2,301	¥2,458
Deposit with Parent	-	500
Notes and accounts receivable:		
Customers	3,020	1,742
Parent	-	373
Allowance for doubtful accounts	(3)	-
	3,017	2,115
Merchandise	4	1
Systems in progress	1,238	758
Prepaid expense	151	323
Deferred income taxes		410
Other current assets	27	90
Total current assets	6,738	6,655
Investments:		
Investments in affiliates	1,510	2,110
Investments in securities	95	312
Total investments	1,605	2,422
Property and equipment	70	79
Leasehold deposits	235	279
Intangible assets	510	689
Deferred income taxes	-	92
Total assets	¥9,158	¥10,216

Japan Future Information Technology & Systems Co., Ltd.

Balance Sheets

Financial Report for the Third Quarter Ended December 31, 2002 and 2003

	Million of yen	
	Fiscal 2003 3rd Quarter (As of Dec 31,2002)	Fiscal 2004 3rd Quarter (As of Dec 31,2003)
Liabilities And Shareholders' Equity		
Current liabilities:		
Short-term loans :		
Financial institutions	¥3,000	¥3,500
Accounts payable:		
Suppliers	1,317	1,399
Parent	19	31
	1,336	1,430
Advances	226	586
Accrued income taxes	2	2
Consumption taxes payable	-	-
Accrued bonuses to employees	148	125
Accrued expenses	174	199
Deposit received	24	43
Other current liabilities	140	14
Total current liabilities	5,050	5,899
Non-current liabilities:		
Reserve for employees' retirement benefits	249	332
Total non-current liabilities	249	332
Total liabilities	5,299	6,231
Shareholders' equity :		
Common stock,		
Authorized:		
130,000 shares at December 31, 2002		
130,000 shares at December 31, 2003		
Issued:		
32,994 shares at December 31, 2002		
33,351 shares at December 31, 2003	1,062	1,071
Additional paid-in capital	1,483	1,482
Retained earnings	1,314	1,405
Unrealized gains on securities	-	64
Treasury stocks	-	(37)
165 shares at December 31, 2003		
Total shareholders' equity	3,859	3,985
Total liabilities and shareholders' equity	¥9,158	¥10,216

Japan Future Information Technology & Systems Co., Ltd.

Statement of Income

for the Third Quarter Ended December 31, 2001 ,2002 and 2003

	Million of yen		
	Fiscal 2002 3rd Quarter (As of Dec 31,2001)	Fiscal 2003 3rd Quarter (As of Dec 31,2002)	Fiscal 2004 3rd Quarter (As of Dec 31,2003)
Net sales	¥7,659	¥6,847	¥5,136
Cost of sales	6,203	5,167	4,532
Gross profit	1,456	1,680	604
Selling, general and administrative expenses	1,111	1,156	1,214
Operating income	345	524	(610)
Other income (expenses):			
Interest income	-	-	2
Interest expense	(15)	(21)	(24)
Others, net	2	(72)	6
Income before income taxes	332	431	(626)
Income taxes: Current	2	2	1
Income taxes: Deferred	-	-	(236)
Net income	¥330	¥429	(¥391)

	Yen		
Per share:			
Basic earnings	¥9,692.99	¥13,092.74	(¥11,828.57)
Diluted earnings	¥9,292.80	¥12,598.02	-
Total shareholders' equity	¥94,188.23	¥116,945.95	¥119,478.71
Weighted average number of shares	32,440	32,773	33,047